Exhibit 99.1

Mountain Province Diamonds Announces Permitting Progress at De Beers Joint Venture

Shares Issued and Outstanding: 80,715,558
TSX: MPV
NYSE MKT: MDM

TORONTO and NEW YORK, Aug. 27, 2012 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX: MPV, NYSE MKT: MDM) today announced that the Mackenzie Valley Environmental Impact Review Board has provided details of the final steps for the Gahcho Kué environmental impact review (EIR). The Gahcho Kué diamond mine is a joint venture between De Beers Canada (51%). and Mountain Province Diamonds (49%).

Key dates include:

1.	September 13, 2012	- Final responses to information requests;
2.	October 22, 2012	- Technical report due date;
3.	November 1, 2012	- Pre-hearing conference; and
4.	December 4-7, 2012	- Public hearing.

Patrick Evans, Mountain Province President and CEO commented: "With approximately three months to the final public hearing, we are very pleased with the excellent progress that has been made. The participants in the environmental review have focused on ensuring that the Gahcho Kué diamond mine meets the highest possible social and environmental standards."

Mr. Evans added: "Gahcho Kué will be the fourth diamond mine in Canada's Northwest Territories. Based on current plans, production at Gahcho Kué will commence at a time when some of the existing mines will see declining production. The strength of Canada's diamond industry in the Northwest Territories depends on the timely permitting and construction of Gahcho Kué."

Shareholders are reminded that they can follow the progress of the Gahcho Kué environmental impact review at www.reviewboard.ca.

****

Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué JV located at Kennady Lake in Canada's Northwest Territories. The Gahcho Kué Project consists of a cluster of four diamondiferous kimberlites, three of which have a probable mineral reserve of 31.3 million tonnes grading 1.57 carats per tonne for total diamond content of 49 million carats.

Gahcho Kué is the world's largest and highest grade new diamond development project. A December 2010 feasibility study filed by Mountain Province (available on SEDAR) indicates that the Gahcho Kué project has an IRR of 33.9%.

Qualified Person

This news release has been prepared under the supervision of Carl G. Verley, P.Geo., who serves as the qualified person under National Instrument 43-101.

Forward-Looking Statements

This news release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation Reform Act of 1995, regarding the Company's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.

SOURCE: Mountain Province Diamonds Inc.

%CIK: 0001004530

For further information:

Mountain Province Diamonds Inc.
Patrick Evans, President and CEO
161 Bay Street, Suite 2315
Toronto, Ontario M5J 2S1

Phone: (416) 361-3562

E-mail: info@mountainprovince.com

www.mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 09:00e 27-AUG-12